02030354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
APR 1 0 2002
WASH, D.C. 164 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Information furnished as at 26 March, 2002

This Report is a Report on Form 6-K filed by Reed International P.L.C.

REED INTERNATIONAL P.L.C.
(Registrant)

25 Victoria Street
LONDON SW1H 0EX
ENGLAND
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐ Form 40-F ....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes .... No ☐

Schedule of Information contained in this Report

Notification to the London Stock Exchange concerning the disclosure of interest in voting shares in Reed International P.L.C. by Legal & General Investment Management Limited.

PROCESSED
APR 1 5 2002
THOMSON
FINANCIAL
P

Ref 2002:RI:SEC/47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed International P.L.C.
Registrant



....

By: L DIXON

Title: Deputy Company Secretary

Date: 26 March, 2002

REED INTERNATIONAL

Tel: 020 7227 5652

Fax: 020 7227 5659

26 March, 2002

BY FAX: 020 7588 6057

The London Stock Exchange
Company Announcements Office
LONDON
EC2N 1HP

Dear Sirs

AVS Security Number: 500293
Disclosure of Interest in Voting Shares

Pursuant to Part VI of the Companies Act 1985 (as amended) a notification dated 22 March 2002 was received today from Legal & General Investment Management Limited in which they advised that, as at 21 March 2002, Legal & General held 38,173,433 ordinary shares in Reed International P.L.C. This represents an interest of 3.01% in the issued share capital of the Company.

Yours faithfully
for **REED INTERNATIONAL P.L.C.**

L DIXON
Deputy Company Secretary

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